Exhibit 23.6

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 19, 2020, with respect to the consolidated balance sheet of Liberty Property Limited Partnership incorporated by reference in the Registration Statement on Form S-3 (No. 333-) and related Prospectus of Prologis, Inc., Prologis, L.P., Prologis Euro Finance LLC, Prologis Yen Finance LLC, and Prologis Sterling Finance LLC for the registration of common stock, preferred stock, rights to purchase common stock, guarantees of debt securities, warrants to purchase common stock, and debt securities.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 20, 2020